UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13E-3 (Rule 13E-100) RULE 13E-3 TRANSACTION STATEMENT Under Section 13(e) of the Securities Exchange Act of 1934
Pre-Paid Legal Services, Inc. (Name of Issuer)
Pre-Paid Legal Services, Inc. Harland C. Stonecipher Randy Harp Steve Williamson (Name of Persons Filing Statement)
Common Stock, par value $0.01 per share (Title of Class of Securities)
740065 10 7 (CUSIP Number of Class of Securities)

Keri Prince
General Counsel
Pre-Paid Legal Services, Inc.
One Pre-Paid Way
Ada, Oklahoma 74820
(580) 310-7645
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to: Scott J. Davis Bruce F. Perce Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 (312) 782-0600
This statement is filed in connection with (check the appropriate box):
☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$650,986,388.50	$75,579.52

*	For purposes of calculating the filing fee only, the transaction value was determined based upon 9,789,269 shares of common stock issued and outstanding and owned by persons other than the Company, MidOcean PPL Holdings Corp. (“Parent”) or any other direct or indirect wholly owned subsidiary of the Company or Parent on February 18, 2011, multiplied by the merger consideration of $66.50 per share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00011610.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $75,579.52 Form or Registration No.: Schedule 14A—Preliminary Proxy Statement Filing Party: Pre-Paid Legal Services, Inc. Date Filed: February 23, 2011

INTRODUCTION

     This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): Pre-Paid Legal Services, Inc., an Oklahoma corporation (the “Company”), the issuer of the common stock, par value $0.01 per share that is subject to the Rule 13e-3 transaction, Harland C. Stonecipher, Chairman of the Board of Directors of the Company, Randy Harp, Co-Chief Executive Officer, President and Chief Operating Officer of the Company, and Steve Williamson, Chief Financial Officer of the Company.

     On January 30, 2011, the Company, MidOcean PPL Holdings Corp., a Delaware corporation (“Parent”), and PPL Acquisition Corp., an Oklahoma corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC an amended preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the shareholders of the Company at which the shareholders of the Company will be asked to consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of shareholders holding a majority of the shares of common stock outstanding as of the close of business on the record date for the special meeting. A copy of the preliminary Proxy Statement is attached hereto as Exhibit (a)(1)(xxi) and a copy of the Merger Agreement is attached as Annex A to the preliminary Proxy Statement.

     Under the terms of the Merger Agreement, at the effective time of the merger, each share of the Company’s common stock issued and outstanding immediately prior to the effective time (other than shares owned by (i) the Company or any of the Company’s direct or indirect subsidiaries, (ii) Parent or any of its direct or indirect subsidiaries or (iii) shareholders who have not voted in favor of the merger and who have otherwise satisfied all of the requirements of applicable law to have appraisal rights under Section 1091 of the Oklahoma General Corporation Act, as modified in accordance with the Memorandum of Understanding, dated April 15, 2011, entered into in connection with the litigation pending in the District Court of Oklahoma County, Oklahoma), will be converted into the right to receive $66.50 per share in cash, without interest and less any applicable withholding taxes. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Company.

     Neither Parent nor any investment funds affiliated with MidOcean Partners, which owns Parent, is affiliated with the Company or any of its directors or officers, no director, officer or other affiliate of the Company is participating in the acquisition with MidOcean Partners, and the Merger Agreement was negotiated on an arms-length basis by the special committee of the Board of Directors. However, in light of the fact that the Company repurchased a significant number of shares of its common stock over many years, taking into account that members of management periodically described the share repurchases as the Company going private one share at a time, the Company is filing this Schedule 13E-3 under the Exchange Act.

     The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information.

     (a) Name and Address. The subject company and the address and telephone number of its principal executive offices are as follows:

     Pre-Paid Legal Services, Inc.
     One Pre-Paid Way
     Ada, Oklahoma 74820
     (580) 436-1234

     (b) Securities. The exact title of each class of the subject equity securities is Common Stock, par value $.01 per share. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET—The Special Meeting”
     “THE SPECIAL MEETING—Record Date; Shares Entitled to Vote”
     “COMMON STOCK TRANSACTION INFORMATION”

     (c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

     “MARKET PRICE AND DIVIDEND DATA”

     (d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

     “MARKET PRICE AND DIVIDEND DATA”

     (e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

     “COMMON STOCK TRANSACTION INFORMATION”

     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

     “COMMON STOCK TRANSACTION INFORMATION”

Item 3. Identity and Background of Filing Persons.

     (a) Name and Address. Pre-Paid Legal Services, Inc. is the subject company and a Filing Person. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SPECIAL FACTORS—Pre-Paid Legal Services, Inc.”
     “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY”

     (b) Business and Background of Entities. Not applicable.

     (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

     “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY”

Items 4. Terms of the Transaction.

     (a) (2) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”
     “SPECIAL FACTORS—Purposes and Reasons of the Company and the PPD Parties for the Share Repurchases”
     “SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”
     “THE SPECIAL MEETING—Record Date; Shares Entitled to Vote”
     “THE SPECIAL MEETING—Vote Required”
     “COMMON STOCK TRANSCATION INFORMATION”

     (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “THE MERGER AGREEMENT—Treatment of Equity Awards”

     (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “APPRAISAL RIGHTS”
     Annex C—Oklahoma Statutes § 1091 Appraisal Rights

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Background of the Merger”

     (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Background of the Merger”

     (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Background of the Merger”

     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Background of the Merger”
     “THE MERGER AGREEMENT”
     Annex A—Agreement and Plan of Merger

Item 6. Purposes of the Transaction and Plans or Proposals.

     (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Purposes and Reasons of the Company and the PPD Parties for the Share Repurchases”
     “SPECIAL FACTORS—Effects of the Merger”
     “SPECIAL FACTORS—Plans for the Company After the Merger”
     “THE MERGER AGREEMENT—Treatment of Equity Awards”

     (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Financing of the Merger”
     “SPECIAL FACTORS—Effects of the Merger”
     “SPECIAL FACTORS—Plans for the Company After the Merger”
     “SPECIAL FACTORS—Delisting and Deregistration of Our Common Stock”
     “MARKET PRICE AND DIVIDEND INFORMATION”

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”
     “SPECIAL FACTORS—Purposes and Reasons of the PPD Parties for the Merger and Positions of the PPD Parties Regarding the Fairness of the Merger”
     “SPECIAL FACTORS—Purposes and Reasons of the Company and the PPD Parties for the Share Repurchases”
     “SPECIAL FACTORS—Effects of the Merger”
     “SPECIAL FACTORS—Plans for the Company”

     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”
     “SPECIAL FACTORS—Purposes and Reasons of the PPD Parties for the Merger and Positions of the PPD Parties Regarding the Fairness of the Merger”
     “SPECIAL FACTORS—Purposes and Reasons of the Company and the PPD Parties for the Share Repurchases”

     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

     “SPECIAL FACTORS—Purposes and Reasons of the PPD Parties for the Merger and Positions of the PPD Parties Regarding the Fairness of the Merger”
     “SPECIAL FACTORS—Purposes and Reasons of the Company and the PPD Parties for the Share Repurchases”

     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Purposes and Reasons of the Company and the PPD Parties for the Share Repurchases”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Effects of the Merger”
     “SPECIAL FACTORS—Plans for the Company After the Merger”
     “SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

Item 8. Fairness of the Transaction.

     (a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”
     “SPECIAL FACTORS—Purposes and Reasons of the PPD Parties for the Merger and Positions of the PPD Parties Regarding the Fairness of the Merger”
     “SPECIAL FACTORS—Positions of the Company and the PPD Parties Regarding the Fairness of the Share Repurchases”
     “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

     (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

     (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Purposes and Reasons of the PPD Parties for the Merger and Positions of the PPD Parties Regarding the Fairness of the Merger”
     “SPECIAL FACTORS—Positions of the Company and the PPD Parties Regarding the Fairness of the Share Repurchases”
     “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

     (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

     (f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

     “SPECIAL FACTORS—Background of the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a) -(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Purposes and Reasons of the PPD Parties for the Merger and Positions of the PPD Parties Regarding the Fairness of the Merger”
     “SPECIAL FACTORS—Positions of the Company and the PPD Parties Regarding the Fairness of the Share Repurchases”
     “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”
     “WHERE YOU CAN FIND MORE INFORMATION”

Item 10. Source and Amounts of Funds or Other Consideration.

     (a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Financing of the Merger”
     “THE MERGER AGREEMENT—Financing”

     (c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Effects on Us if Merger is not Completed”
     “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
     “THE MERGER AGREEMENT—Fees and Expenses”

     (d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Financing of the Merger”
     “SPECIAL FACTORS—Plans for the Company After the Merger”
     “THE MERGER AGREEMENT—Financing”

Item 11. Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT— Security Ownership of Directors and Executive Officers”

     (b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Background of the Merger”
     “COMMON STOCK TRANSACTION INFORMATION”

Item 12. The Solicitation or Recommendation.

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “THE SPECIAL MEETING—Voting by the Company’s Directors and Executive Officers”

     (e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS— Reasons for the Merger and Recommendation of Our Board of Directors”

Item 13. Financial Statements.

     (a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “SELECTED FINANCIAL DATA”
     “WHERE YOU CAN FIND MORE INFORMATION”

     (b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated Or Used.

     (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS— Reasons for the Merger and Recommendation of Our Board of Directors”
     “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
     “THE SPECIAL MEETING—Solicitation of Proxies”

     (b) Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Share Repurchase Program”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS— Reasons for the Merger and Recommendation of Our Board of Directors”
     “SPECIAL FACTORS—Purposes and Reasons of the Company and the PPD Parties for the Share Repurchases”
     “THE SPECIAL MEETING—Solicitation of Proxies”

Item 15. Additional Information.

     (b) Other material information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1)(i)	Tender Offer Statement of the Company, incorporated by reference to the Schedule TO filed with the SEC on August 26, 2004 (the “2004 Schedule TO”).

(a)(1)(ii)	Offer to Purchase dated August 26, 2004, incorporated by reference to Exhibit (a)(1)(i) to the 2004 Schedule TO.

(a)(1)(iii)	Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) to the 2004 Schedule TO.

(a)(1)(iv)	Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) to the 2004 Schedule TO.

(a)(1)(v)	Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees, incorporated by reference to Exhibit (a)(1)(iv) to the 2004 Schedule TO.

(a)(1)(vi)	Letter to ESOP plan participants with direction form, incorporated by reference to Exhibit (a)(1)(v) to the 2004 Schedule TO.

(a)(1)(vii)	Letter to associate investment club participants with direction form, incorporated by reference to Exhibit (a)(1)(vi) to the 2004 Schedule TO.

(a)(1)(viii)	Amendment to the 2004 Schedule TO, incorporated by reference to Amendment No. 1 to Schedule TO filed with the SEC on September 9, 2004.

(a)(1)(ix)	Amendment to the 2004 Schedule TO, incorporated by reference to Amendment No. 2 to Schedule TO filed with the SEC on September 20, 2004.

(a)(1)(x)	Amendment to the 2004 Schedule TO, incorporated by reference to Amendment No. 3 to Schedule TO filed with the SEC on October 5, 2004.

(a)(1)(xi)	Tender Offer Statement of the Company, incorporated by reference to the Schedule TO filed with the SEC on July 5, 2006 (the “2006 Schedule TO”).

(a)(1)(xii)	Offer to Purchase dated July 5, 2006, incorporated by reference to Exhibit (a)(1)(i) to the 2006 Schedule TO.

(a)(1)(xiii)	Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) to the 2006 Schedule TO.

(a)(1)(xiv)	Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) to the 2006 Schedule TO.

(a)(1)(xv)	Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees, incorporated by reference to Exhibit (a)(1)(iv) to the 2006 Schedule TO.

(a)(1)(xvi)	Letter to ESOP plan participants with direction form, incorporated by reference to Exhibit (a)(1)(v) to the 2006 Schedule TO.

(a)(1)(xvii)	Letter to associate investment club participants with direction form, incorporated by reference to Exhibit (a)(1)(vi) to the 2006 Schedule TO.

(a)(1)(xviii)	Amendment to the 2006 Schedule TO, incorporated by reference to Amendment No. 1 to Schedule TO filed with the SEC on July 21, 2006.

(a)(1)(xix)	Amendment to the 2006 Schedule TO, incorporated by reference to Amendment No. 2 to Schedule TO filed with the SEC on August 3, 2006.

(a)(1)(xx)	Amendment to the 2006 Schedule TO, incorporated by reference to Amendment No. 3 to Schedule TO filed with the SEC on August 8, 2006.

(a)(1)(xxi)	Preliminary Proxy Statement of Pre-Paid Legal Services, Inc., incorporated by reference to the Schedule 14A filed with the SEC on April 18, 2011 (the “Preliminary Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(2)(ii)	Press release issued by Pre-Paid Legal Services on January 31, 2011, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

(a)(2)(iii)	Email communication to employees, dated January 31, 2011, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

(b)	None.

(c)(1)	Opinion of Berenson & Company, LLC (“Berenson”), dated January 30, 2011, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)(2)	Presentation Materials, dated January 30, 2011, of Berenson to the Special Committee of the Board of Directors of the Company.

(c)(3)	Presentation Materials, dated October 18, 2010, of Berenson to the Special Committee of the Board of Directors of the Company.

(c)(4)	Presentation Materials, dated October 11, 2010, of Berenson to the Special Committee of the Board of Directors of the Company.

(c)(5)	Presentation Materials, dated June 22, 2010, of Goldman Sachs & Co. to the Board of Directors of the Company.

(d)	Agreement and Plan of Merger, dated January 30, 2011, by and among Pre-Paid Legal Services, Inc., MidOcean PPL Holdings Corp. and PPL Acquisition Corp., incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(f)	18 Oklahoma Statutes § 1091, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.

(g)	None.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRE-PAID LEGAL SERVICES, INC.

Dated: April 18, 2011	By:	/s/ Randy Harp
Name: Randy Harp
Title: Co-Chief Executive Officer, President and Chief Operating Officer

HARLAND C. STONECIPHER

/s/ Harland C. Stonecipher

RANDY HARP

/s/ Randy Harp

STEVE WILLIAMSON

/s/ Steve Williamson

EXHIBIT INDEX

(a)(1)(i)	Tender Offer Statement of the Company, incorporated by reference to the Schedule TO filed with the SEC on August 26, 2004 (the “2004 Schedule TO”).

(a)(1)(ii)	Offer to Purchase dated August 26, 2004, incorporated by reference to Exhibit (a)(1)(i) to the 2004 Schedule TO.

(a)(1)(iii)	Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) to the 2004 Schedule TO.

(a)(1)(iv)	Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) to the 2004 Schedule TO.

(a)(1)(v)	Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees, incorporated by reference to Exhibit (a)(1)(iv) to the 2004 Schedule TO.

(a)(1)(vi)	Letter to ESOP plan participants with direction form, incorporated by reference to Exhibit (a)(1)(v) to the 2004 Schedule TO.

(a)(1)(vii)	Letter to associate investment club participants with direction form, incorporated by reference to Exhibit (a)(1)(vi) to the 2004 Schedule TO.

(a)(1)(viii)	Amendment to the 2004 Schedule TO, incorporated by reference to Amendment No. 1 to Schedule TO filed with the SEC on September 9, 2004.

(a)(1)(ix)	Amendment to the 2004 Schedule TO, incorporated by reference to Amendment No. 2 to Schedule TO filed with the SEC on September 20, 2004.

(a)(1)(x)	Amendment to the 2004 Schedule TO, incorporated by reference to Amendment No. 3 to Schedule TO filed with the SEC on October 5, 2004.

(a)(1)(xi)	Tender Offer Statement of the Company, incorporated by reference to the Schedule TO filed with the SEC on July 5, 2006 (the “2006 Schedule TO”).

(a)(1)(xii)	Offer to Purchase dated July 5, 2006, incorporated by reference to Exhibit (a)(1)(i) to the 2006 Schedule TO.

(a)(1)(xiii)	Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) to the 2006 Schedule TO.

(a)(1)(xiv)	Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) to the 2006 Schedule TO.

(a)(1)(xv)	Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees, incorporated by reference to Exhibit (a)(1)(iv) to the 2006 Schedule TO.

(a)(1)(xvi)	Letter to ESOP plan participants with direction form, incorporated by reference to Exhibit (a)(1)(v) to the 2006 Schedule TO.

(a)(1)(xvii)	Letter to associate investment club participants with direction form, incorporated by reference to Exhibit (a)(1)(vi) to the 2006 Schedule TO.

(a)(1)(xviii)	Amendment to the 2006 Schedule TO, incorporated by reference to Amendment No. 1 to Schedule TO filed with the SEC on July 21, 2006.

(a)(1)(xix)	Amendment to the 2006 Schedule TO, incorporated by reference to Amendment No. 2 to Schedule TO filed with the SEC on August 3, 2006.

(a)(1)(xx)	Amendment to the 2006 Schedule TO, incorporated by reference to Amendment No. 3 to Schedule TO filed with the SEC on August 8, 2006.

(a)(1)(xxi)	Preliminary Proxy Statement of Pre-Paid Legal Services, Inc., incorporated by reference to the Schedule 14A filed with the SEC on April 18, 2011 (the “Preliminary Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(2)(ii)	Press release issued by Pre-Paid Legal Services on January 31, 2011, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

(a)(2)(iii)	Email communication to employees, dated January 31, 2011, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

(b)	None.

(c)(1)	Opinion of Berenson & Company, LLC (“Berenson”), dated January 30, 2011, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)(2)	Presentation Materials, dated January 30, 2011, of Berenson to the Special Committee of the Board of Directors of the Company.

(c)(3)	Presentation Materials, dated October 18, 2010, of Berenson to the Special Committee of the Board of Directors of the Company.

(c)(4)	Presentation Materials, dated October 11, 2010, of Berenson to the Special Committee of the Board of Directors of the Company.

(c)(5)	Presentation Materials, dated June 22, 2010, of Goldman Sachs & Co. to the Board of Directors of the Company.

(d)	Agreement and Plan of Merger, dated January 30, 2011, by and among Pre-Paid Legal Services, Inc., MidOcean PPL Holdings Corp. and PPL Acquisition Corp., incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(f)	18 Oklahoma Statutes § 1091, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.

(g)	None.